As filed with the Securities and Exchange Commission on November 19, 2003.

                                                             File No. 70-10172

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                               AMENDMENT NO. 1 TO
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  Cinergy Corp.
                            Cinergy Investments, Inc.
                         Cinergy Global Resources, Inc.
                                   CinTec LLC
                           Cinergy Technologies, Inc.
                         Cinergy Wholesale Energy, Inc.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                    (Names of companies filing this statement
                  and addresses of principal executive offices)

                                  Cinergy Corp.

                    (Name of top registered holding company)

                                Wendy L. Aumiller
                                    Treasurer
                                  Cinergy Corp.
                                 139 E. 4th St.
                             Cincinnati, Ohio 45202

                     (Name and address of agent for service)




                        Please direct communications to:

George Dwight II,                             William C. Weeden
Assoc. Gen. Counsel                           Skadden Arps Slate Meagher & Flom
Cinergy Corp.                                 1400 New York Avenue, N.W.
139 E. 4th Str., 25AT2                        Washington, D.C.  20005
Cincinnati, Ohio 45202                        202-371-7877 (ph)
513-287-2643 (ph)                             202-371-7012 (f)
513-287-3810 (f)                              wweeden@skadden.com
gdwight@cinergy.com





Item 1.  Description of Proposed Transactions

         A.       Description of Cinergy and other Applicants

         Cinergy Corp. ("Cinergy") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and directly or indirectly owns all the outstanding common stock of five public utility companies, PSI Energy, Inc. ("PSI"), The Cincinnati Gas & Electric Company ("CG&E"), The Union Light, Heat and Power Company, Lawrenceburg Gas Company and Miami Power Corporation (collectively, the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide electric and gas service to approximately 1.6 million retail and wholesale customers in parts of Indiana, Ohio and Kentucky.

         Cinergy's holding company system also comprises numerous Nonutility Subsidiaries (as defined below), which are held through the other parties to this application, Cinergy Investments, Inc., Cinergy Global Resources, Inc., CinTec LLC, Cinergy Technologies, Inc. and Cinergy Wholesale Energy, Inc. (collectively, together with Cinergy, the "Applicants"), each of which is a direct, wholly-owned Nonutility Subsidiary.1

         Pursuant to Commission orders, applicable provisions of the Act and rules thereunder, Cinergy has authority to acquire or retain a variety of Authorized Nonutility Businesses (as such term is defined below), including:

     o exempt wholesale generators (as defined in Section 32 of the Act) (each, an "EWG");2

     o foreign utility companies (as defined in Section 33 of the Act) (each, a "FUCO");3

     o exempt telecommunications companies (as defined in Section 34 of the Act) (each, an "ETC");

     o energy-related companies (as defined in Rule 58) (each, a "Rule 58 Company");

     o companies providing certain infrastructure services (each, an "IS Company")4;

     o companies providing energy management services and energy-related consulting services outside the United States;5

     o companies brokering and marketing energy commodities in Canada and Mexico;6and

     o certain nonutility energy-related assets (each, an "Energy-Related Asset").7

         As used in this application, (i) an "Authorized Nonutility Business" means any nonutility business in which Cinergy is currently authorized or may hereafter become authorized under the Act to invest, and includes, without limitation, the types of nonutility businesses enumerated immediately above;
(ii) a "Nonutility Subsidiary" means any associate company of Cinergy (including any "Intermediate Subsidiary" (as defined below)) now in existence or hereafter formed for the purpose of engaging in an Authorized Nonutility Business; and
(iii) a "Nonutility Investment" means any Authorized Nonutility Business in which Cinergy now or hereafter invests, but which investment does not thereby cause such Authorized Nonutility Business to become an associate company of Cinergy.

         B.       Overview of Requested Approvals

         As set forth in more detail below, Cinergy and the other Applicants request authority for the following transactions relating to Authorized Nonutility Businesses, in each case to conduct these transactions from time to time commencing with the effective date of the Commission's order herein and continuing up to and including March 31, 2007:

                  1. Intermediate Subsidiaries. Applicants request authority to acquire the securities of Intermediate Subsidiaries
                      (as defined below).

                  2. Nonutility Reorganizations. Applicants request authority to undertake internal corporate reorganizations or restructurings of Nonutility Subsidiaries and Nonutility Investments.

                  3. Dividends out of Capital or Unearned Surplus. Applicants request authority for Nonutility Subsidiaries, as well as South Construction and Tri-State, to declare and pay dividends out of capital or unearned surplus, subject to certain conditions.

                  4. Section 13(b) Exemption. Finally, Applicants request an exemption under Section 13(b) from the cost standards of Rules 90 and 91 for Nonutility
                       Subsidiaries to perform certain services for certain specified categories of Nonutility Subsidiaries, consistent with Commission precedent, at fair market values determined without regard to cost.

         The proposed transactions are intended to assist Cinergy in efficiently and flexibly managing and administering its authorized nonutility businesses. No authority is sought herein for Cinergy or any associate company thereof to acquire any new business not otherwise approved, authorized or exempted under the Act.

         The Commission issued an order to Cinergy in 1999, which expires on January 1, 2004, granting authority similar to that requested herein.8 The Commission has likewise granted similar authority to numerous other registered holding company systems.

         C.       Description of Requested Approvals

                  1.   Intermediate Subsidiaries

         Applicants request authority to acquire the securities of corporations, limited liability companies, partnerships, trusts or other entities that would be formed exclusively to acquire, hold, finance or facilitate the acquisition of, and/or sell goods, services or construction to Nonutility Subsidiaries and/or Nonutility Investments, whether directly or indirectly through one or more subsidiaries thereof formed exclusively for the same purpose (each, an "Intermediate Subsidiary").9 The acquisition and ownership of Intermediate Subsidiaries involves only internal organizational matters (as explained below) and not the acquisition of any new business not otherwise approved, authorized or exempted under the Act.

         An Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC or other nonutility company which, upon acquisition, would qualify as a Rule 58 Company or other Authorized Nonutility Business; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Cinergy and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired Authorized Nonutility Businesses; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Cinergy's exposure to U.S. and foreign taxes; (7) to further insulate Cinergy's and the Utility Subsidiaries from operational or other business risks that may be associated with investments in Authorized Nonutility Businesses; or
(8) for other lawful business purposes.

         Investments in Intermediate Subsidiaries may take the form of (a) purchases of capital shares, partnership interests, membership interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (b) capital contributions; (c) loans; or (d) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Cinergy will obtain funds for initial and subsequent investments in Intermediate Subsidiaries from available internal sources or external sources involving issuances of its securities pursuant to the Commission's June 2000 order issued to Cinergy in File No. 70-957710 (or any future order supplementing or superseding that order in whole or in part). The other Applicants will obtain funds for initial and subsequent investments in Intermediate Subsidiaries from available cash, capital contributions or loans from Cinergy, or external borrowings or sales of capital stock pursuant to the exemption afforded by Rule 52(b). To the extent that Cinergy provides funds directly or indirectly to an Intermediate Subsidiary that are used for an investment in an EWG or FUCO, a Rule 58 Company, an IS Company or an Energy-Related Asset, the amount of such funds will be included in Cinergy's "aggregate investment" in such entity, as calculated in accordance with Rule 53 or Rule 58, as applicable, or the terms of the Commission order authorizing Cinergy's investment in such IS Company or Energy-Related Asset, as applicable.

         In addition to the 1999 Order, the Commission has approved proposals for similar intermediate subsidiaries for nonutility investments in numerous other instances.11

                  2.       Nonutility Reorganizations

         Cinergy has direct or indirect interests in numerous Authorized Nonutility Businesses. Cinergy and the other Applicants seek authority to effect corporate reorganizations or restructurings of Nonutility Subsidiaries and Nonutility Investments, so that Cinergy can flexibly and efficiently manage these investments.

         Specifically, Cinergy and the other Applicants request authority, to the extent such approval is required,12 (a) for each Nonutility Subsidiary to sell or otherwise transfer the securities or assets (in whole or in part) of any Nonutility Subsidiary or Nonutility Investment to any other Nonutility Subsidiary or Nonutility Investment, and (b) for each such Nonutility Subsidiary to acquire such securities or assets. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions or dividends followed by contribution of such securities or assets to the receiving entity, or by mergers or liquidations, or otherwise, and Cinergy and the other Applicants request approval for such forms of restructuring transactions as well.

         These corporate reorganizations or restructurings of Nonutility Subsidiaries and Nonutility Investments would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. None of these reorganizations or restructurings will involve the sale or other disposition of any utility assets of the Utility Subsidiaries or any corporate reorganization involving the Utility Subsidiaries. Nor does the approval sought in this subsection extend to the acquisitions of any new businesses or activities not constituting an Authorized Nonutility Business.

         In addition to the 1999 Order, the Commission has approved proposals for similar authority to restructure authorized nonutility businesses in many instances.13

                  3.       Dividends out of Capital or Unearned Surplus

         To the extent not otherwise exempt under the Act, Applicants request authority for each Nonutility Subsidiary, together with South Construction and Tri-State, to declare and pay dividends out of capital or unearned surplus to its respective parent company, where permitted under applicable corporate law, and where such dividend will not be detrimental to the financial integrity or working capital of any company in the Cinergy holding company system. Without further approval of the Commission, no Nonutility Subsidiary, and neither South Construction nor Tri-State, will declare and pay any dividend out of capital or unearned surplus if such Nonutility Subsidiary or South Construction or Tri-State derives any material part of its revenues from sales of goods, services, electricity or natural gas, to any of the Utility Subsidiaries or, if at the time of such declaration or payment it has negative retained earnings.

         In addition to the authority granted to Cinergy's nonutility subsidiaries under the 1999 Order, the Commission has authorized nonutility subsidiaries of numerous other registered holding company systems to declare and pay dividends out of capital and unearned surplus.14

                  4.       Section 13(b) Exemption

         Finally, consistent with recent orders issued in respect of other registered holding company systems15, Applicants request authority for Nonutility Subsidiaries to perform certain services (namely, project development services and administrative services and other support services)16 for any Nonutility Subsidiary within any of the five categories enumerated immediately below at fair market prices determined without regard to cost, and therefore request an exemption with respect thereto (to the extent that Rule 90(d) of the Act does not apply) under Section 13(b) from the cost standards of Rules 90 and 91:

                       (1) a FUCO or an EWG that derives no part of its income,directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

                       (2) an EWG that sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC") or an appropriate state public utility commission, provided that the purchaser of the EWG's electricity is not an affiliated public utility or an affiliate that re-sells such power to an affiliated public utility;

                       (3) a "qualifying facility" ("QF"), as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, or to an electric utility company other than an affiliated electric utility at the purchaser's "avoided cost" determined under PURPA;

                       (4) an EWG or a QF that sells electricity at rates based upon its costs of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of the electricity is not an affiliated public utility; or

                       (5) a Nonutility Subsidiary that is a Rule 58 Company or any other Nonutility Subsidiary that (a) is partially owned, provided that the ultimate purchaser of goods or services is not an affiliated public utility, (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Nonutility Subsidiaries described in (1) through (4) above or
                            (c) does not derive, directly or indirectly, any part of its income from sources within the United States and is not a public-utility company operating within the United States.



Item 2.  Fees, Commissions and Expenses

         Applicants estimate total fees and expenses not to exceed approximately $10,000, consisting chiefly of outside counsel fees and expenses, in connection with the preparation, filing and Commission review of the instant application.

Item 3.  Applicable Statutory Provisions

         Applicants consider that Sections 6(a), 7, 9(a), 10, 12(c), 12(f), 13, 32, 33 and 34 of the Act and Rules 43, 46, 54, 83, 87, 90 and 91 thereunder are or may be applicable to the proposed transactions.

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Cinergy currently does not meet the conditions of Rule 53(a). At September 30, 2003, Cinergy's "aggregate investment" (as defined in Rule 53(a)(1)) was approximately $776 million. At September 30, 2003, Cinergy's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were approximately $1,479 million. Accordingly, at September 30, 2003, Cinergy's aggregate investment exceeded 50% of its consolidated earnings, the "safe harbor" limitation contained in Rule 53(a).

         However, the Commission issued an order in May 2001 (HCAR No. 27400, May 18, 2001 (the "May 2001 Order")) authorizing Cinergy to increase its aggregate investment to an amount equal to the sum of (1) 100% of consolidated retained earnings plus (2) $2,000,000,000 (excluding any investments subject to the Restructuring Limit, as defined therein). Accordingly, at September 30, 2003, Cinergy had all requisite authority under the Act for an aggregate investment totaling $3,479 million. Therefore, although Cinergy's aggregate investment at such date exceeded the 50% "safe harbor" limitation of Rule 53, it is well within the higher investment level granted by the May 2001 Order.

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. At December 31, 2000, the most recent period for which financial statement information was evaluated in the May 2001 Order, Cinergy's consolidated capitalization consisted of 40.4% equity and 59.6% debt. At September 30, 2003, Cinergy's consolidated capitalization consisted of 40.1% equity and 59.9% debt. Further, at September 30, 2003, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. Under the June 2000 Order, Cinergy has committed to maintain a 30% consolidated common equity ratio (subject to certain qualifications), and the proposed transactions will have no adverse impact on Cinergy's ability to meet that commitment. At September 30, 2003, Cinergy's consolidated common equity ratio was 39.4%.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

Item 4.  Regulatory Approval

         No state or federal commission, other than this Commission, has jurisdiction over the proposed transactions.

Item 5.  Procedure

         Applicants request that the Commission publish the public notice with respect to this Application-Declaration as soon as practicable and issue an order as soon as practicable following expiration of the public notice period granting and permitting this Application-Declaration to become effective.

         Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

         Applicants will submit the following information to the Commission pursuant to certificates filed pursuant to Rule 24 under the Act, on a semi-annual basis, for the six-month periods ended June 30 and December 31 of each year (such reports to be submitted within 60 days after the end of the preceding semi-annual period, commencing with the first full semi-annual period following the issuance of the Commission's order herein): (i) an organizational chart showing all of the Intermediate Subsidiaries and Nonutility Subsidiaries as of the end of the preceding semi-annual period, together with identification of any new Intermediate Subsidiaries and Nonutility Subsidiaries formed during such semi-annual period; (ii) a consolidated balance sheet and income statement for each of Cinergy's first-tier Intermediate Subsidiaries as of the end of the preceding semi-annual period and for the year-to-date period then-ended; (iii) information regarding any nonutility corporate reorganizations effected during such preceding semi-annual period; and (iv) information regarding any transactions effected during such preceding semi-annual period pursuant to the exemption from Section 13(b) requested herein.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

         A-1 Certificate of Incorporation of Cinergy Corp., as amended May 10, 2001 (filed as an exhibit to and hereby incorporated by reference from the Cinergy Corp. March 31, 2001 Form 10-Q) (previously filed)

         A-2      By-laws of Cinergy Corp., as amended on July 23, 2003
                  (filed as an exhibit to and hereby incorporated by reference from the Cinergy Corp. June 30, 2003 Form 10-Q) (previously filed)

         B        Inapplicable

         C        Inapplicable

         D        Inapplicable

         E        Inapplicable

         F        Opinion of Counsel

         G        Form of Public Notice (previously filed)

         H Organizational Chart of Cinergy holding company system as of June 30, 2003 (previously filed)

         (b)      Financial Statements

         FS-1 Consolidated balance sheet of Cinergy Corp. as of June 30, 2003 (filed as a part of and hereby incorporated by reference from the Cinergy Corp. June 30, 2003 Form 10-Q) (previously filed)

         FS-2 Consolidated statement of income of Cinergy Corp. for the period ended June 30, 2003 (filed as a part of and hereby incorporated by reference from the Cinergy Corp. June 30, 2003 Form 10-Q) (previously filed)

Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.







                                    SIGNATURE

         Pursuant to the requirements of the Act, the undersigned companies have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized.

         Dated:  November 18, 2003



                                            CINERGY CORP.


                                            By: /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Treasurer

                                            CINERGY INVESTMENTS, INC.


                                            By:  /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Treasurer

                                            CINERGY GLOBAL RESOURCES, INC.


                                            By: /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Treasurer

                                            CINTEC LLC


                                            By:  /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Treasurer

                                            CINERGY TECHNOLOGIES, INC.


                                            By: /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Treasurer



                                            CINERGY WHOLESALE ENERGY, INC.


                                            By: /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Treasurer

--------

     1 Three Nonutility Subsidiaries are held by PSI and CG&E. One of these companies (KO Transmission Company) is an energy-related company under Rule
     58. The other two companies-- South Construction Company, Inc. ("South Construction") and Tri-State Company ("Tri-State")-- acquire and hold real estate in connection with the utility businesses of PSI and CG&E, respectively. The ability of Cinergy under the Act to permanently retain the interests held by PSI and CG&E in South Construction and Tri-State is subject to a Commission reservation of jurisdiction, originally issued in the Commission's 1994 order authorizing the merger that created the Cinergy holding company system. See Cinergy Corp., HCAR No. 26146 (File No. 70-8427), October 21, 1994; see also Cinergy Corp., HCAR No. 26934 (File No. 70-8427), November 2, 1998 (extension of reservation of jurisdiction); HCAR No. 26938 (File No. 70-8427), November 5, 1998 (supplemental order correcting typographical error). South Construction and Tri-State are excluded from the scope of the proposed transactions in this application, except with respect to Item 1.C.3 below.

     2 See order dated May 18, 2001 in File No. 70-9577 (HCAR No. 27400) (the "May 2001 Order").

     3 See id.

     4 See order dated October 23, 2002 in File No. 70-10015 (HCAR No. 27581).

     5 See order dated May 4, 2001 in File No. 70-9803 (HCAR No. 27393).

     6 See orders in File No. 70-9803 dated May 21, 2002 (HCAR No. 27506) and May 4, 2001 (HCAR No. 27393).

     7 See order dated August 29, 2003 in File No. 70-9803 (HCAR No. 27717).

     8 See Cinergy Corp., et al., HCAR No. 26984 (File No. 70-9319), March 1, 1999 (the "1999 Order").

     9 As used in this application, the term "Intermediate Subsidiary" also includes any subsidiaries formed for a corresponding purpose pursuant to the 1999 Order or pursuant to prior Commission orders issued to Cinergy.

     10 See Cinergy Corp., et al, HCAR No. 27190, June 23, 2000 (the "June 2000 Order").

     11 See, e.g., FirstEnergy Corp., et al., HCAR No. 27694, June 30, 2003 ("FirstEnergy"); Exelon Corporation, et al., HCAR No. 27545, ----------- June 27, 2002 ("Exelon"); SCANA Corporation, et al., HCAR No. 27649, Feb. 12, 2003 ("SCANA"). -----

     12 For example, the "sell" side of these transactions may in certain cases be exempt under Rule 43(b).

     13 See, e.g., FirstEnergy,  supra; Exelon, supra; SCANA, supra. -----------
     ------ -----

     14 See, e.g., FirstEnergy, supra; SCANA, supra. ----------- -----

     15 See FirstEnergy, supra; Entergy Corporation, et al., HCAR No. 27626, Dec. 20, 2002; Alliant Energy Corporation, et al., HCAR No. ----------- 27448, Oct. 3, 2001.

     16 Project developmental services are anticipated to include such services as research and due diligence with respect to potential projects and transactions, preparation of bid documents, investment proposals, customer proposals and the like, preliminary engineering, construction, licensing and operational studies and analyses, acquisitions of options, and other legal, accounting, marketing, engineering, financial and similar services relating to acquisitions of project investments and consummating transactions with customers. Administrative and other support services include without limitation overall strategic planning, operations and maintenance, environmental, information systems, engineering and construction, risk management, marketing, finance, legal, accounting, employment and tax.